PROJECT ROCKY Q&A

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              ROCHDALE ATLAS PORTFOLIO/FEDERATED INTERCONTINENTAL FUND
                           FEDERATED CUSTOMER SERVICE Q&A
                                 FINAL-JULY 27, 2007
                          FOR FEDERATED INTERNAL USE ONLY

ROCHDALE  ATLAS  PORTFOLIO  SHAREHOLDERS  SHOULD  REFERRED  TO ROCHDALE AT
(800) 245-9888.

SECTION 1: ROCHDALE BASICS
*  WHAT IS THE ROCHDALE ATLAS PORTFOLIO?
     The Rochdale Atlas Portfolio is an international mutual fund that uses a unique and proprietary country allocation process. The Portfolio invests in foreign markets, both developed and emerging, in countries, which the Advisor believes have favorable macroeconomic outlooks where the Advisor believes markets are likely to outperform relative to the world based on fundamental valuation, financial and economic attributes.

SECTION 2: THE REORGANIZATION AND THE DEAL
* HOW WILL EXISTING ROCHDALE ATLAS PORTFOLIO SHAREHOLDERS BE AFFECTED BY THE PROPOSED ACQUISITION?
     Rochdale and Federated will make every effort to make the reorganization a seamless transaction for the shareholders. The same investment process, model and key members of the management team will continue to run the fund immediately after the closing.

*  WHAT FEES WILL ROCHDALE ATLAS PORTFOLIO SHAREHOLDERS BE CHARGED?
     Shareholders will not be assessed any fees or charges related to the reorganization of the Rochdale Atlas Portfolio to the new Federated fund. [SHAREHOLDERS SHOULD BE REFERRED TO ROCHDALE FOR FURTHER INFORMATION REGARDING THEIR INDIVIDUAL CIRCUMSTANCE.]

*  WILL ATLAS SHAREHOLDERS CALL FEDERATED IN THE FUTURE?
   Rochdale private clients and their advisors should continue to contact their Rochdale portfolio manager to answer any questions about their portfolio, including questions about their international allocation.
*
*  HOW WILL THE ROCHDALE ATLAS PORTFOLIO SHARES CONVERT?
   The value of each shareholder's account will not change at the moment of conversion into the new Federated InterContinental Fund.

*  WILL SHAREHOLDERS INCUR ANY TAX IMPLICATIONS AS A RESULT OF THE
   REORGANIZATION?
   We do not anticipate this transaction to have a tax effect for Atlas shareholders.

* WILL ROCHDALE ATLAS PORTFOLIO SHAREHOLDERS BE ABLE TO EXCHANGE INTO FEDERATED PRODUCTS?

     Subsequent to the closing, Federated will offer shareholders of the new Federated InterContinental Fund the opportunity to exchange into the same share class of other Federated products without a sales charge provided that the minimum investment amount is met. Federated's normal redemption fee of 2 percent would apply to shares redeemed within 30 days.

* WHEN DO YOU EXPECT THE SHAREHOLDER VOTE ON APPROVAL OF THE REORGANIZATION TO TAKE PLACE?
   The shareholder meeting is scheduled to take place on Aug. 24, 2007.

SECTION 3: PERSONNEL
*  WHO WILL MANAGE THE ATLAS PORTFOLIO?
     We believe continuity of management is critical to the Atlas Portfolio's success. Key members of the current investment team of the Rochdale Atlas Portfolio will manage the new Federated fund after the transition. Audrey
     H. Kaplan and Geoffrey Pazzanese will manage the new Federated fund using the same strategies, country allocation model and unique investment processes that are currently used in the management of the Portfolio. In addition, all of the sophisticated tools, technology and resources of Federated will be available to them.

SECTION 4: PRODUCTS AND PERFORMANCE
   *  WHAT IS THE ROCHDALE ATLAS FUND'S PERFORMANCE?
     The Rochdale Atlas Portfolio has an overall 5-Star rating from Morningstar with strong risk-adjusted performance at June 30, 2007. As of June 30, 2007, the fund outperformed its Lipper Category Average (International Multi-Cap Core) for the 1- , 3- and 5-year periods.



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PROJECT ROCKY Q&A

   *  WHAT SHARE CLASSES WILL BE OFFERED IN THE NEW FUND?
   A, B, C, K and IS

SECTION 5: EXPENSES & FEES
*  ARE THERE ANY ANTICIPATED CHANGES TO EXPENSES AS A RESULT OF THE
   REORGANIZATION?
   The expense ratio for the new Federated fund (A shares), after accounting for anticipated voluntary waivers, is anticipated to decrease.

*  WHAT ARE THE ROCHDALE ATLAS PORTFOLIO EXPENSES NOW?
     The expense ratio of Rochdale Atlas Portfolio (RIMAX) is 1.70% per the 12/31/06 Annual Report.